May 3, 2023

Stephen Kim
Theresa Brillant
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Adtalem Global Education Inc.
Form 10-K for the Fiscal Year Ended June 30, 2022
Filed August 11, 2022
File No. 001-13988

Dear Mr. Kim and Ms. Brillant:

Thank you for your comments. Adtalem Global Education Inc. (“Adtalem,” the “Company,” “we,” or  “our”) hereby sets forth the following information in response to the comment contained in the Correspondence of the staff of the Securities and Exchange Commission (the “Staff”) dated April 21, 2023, relating to the Company’s Annual Report on Form 10-K (File No. 001-13988) for the fiscal year ended June 30, 2022. On behalf of Adtalem, we have addressed your comment letter by reproducing the comment below in bold text and providing Adtalem’s response immediately following.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures and Reconciliations, page 78

1.
Refer to your non-GAAP financial measures Net income from continuing operations excluding special items, Earnings per share from continuing operations excluding special items, and Operating income excluding special items. It appears that the reconciliations for these non-GAAP financial measures include an adjustment for "restructuring expense" which you have incurred every year since 2012. Please tell us your consideration as to whether these charges represent normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please note that this comment also applies to the non-GAAP measures presented in your Form10-Q and Item 2.02, Form 8-K.

Adtalem’s Response

We provide investors with non-GAAP financial measures that we believe are useful supplemental information regarding the underlying business trends and performance of our ongoing operations as seen through the eyes of management and are useful for period-over-period comparisons. These supplemental non-GAAP financial measures are used internally in our assessment of performance, our budgeting process, and in defining target metrics for our management compensation plans. While we believe these metrics are useful supplemental information, we highlight in our disclosures that the non-GAAP financial measures presented should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. In providing non-GAAP financial measures, we acknowledge the authoritative guidance regarding the use of non-GAAP Financial measures in Regulation G, S-K Item 10(e) and Instruction 2 to Item 2.02, in addition to the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, specifically Question 100.1. In accordance with that guidance, we do not include adjustments for items that we may believe represent normal, recurring, cash operating expenses necessary for our core operations.

With specific regards to our adjustment for restructuring expense, we present within that adjustment exit costs that are in accordance with the guidance in Staff Accounting Bulletin (“SAB”) No. 100 – Restructuring and Impairment Charges and that meet all of the following conditions:

a.	The cost is not associated with or does not benefit activities that will be continued
b.	The cost is not associated with or is not incurred to generate revenues after the commitment date
c.	The cost meets one of the following criteria:
i.	It is incremental to other costs incurred in the company’s conduct of its activities prior to the commitment date and will be incurred as a direct result of the exit plan; or
ii.
The cost will be incurred under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the company or be a penalty to cancel the contractual obligation

Consistent with the guidance in SAB No. 100, we present within restructuring expense exit costs that are in scope of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 420, Exit or Disposal Cost Obligations, and therefore restructuring expense relates to one of the following transactions or activities:

a.
Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (referred to as one-time employee termination benefits)

b.	Costs to terminate a contract that is not a capital lease
c.	Costs to consolidate facilities or relocate employees
d.	Costs associated with a disposal activity
e.	Costs associated with an exit activity, including exit activities associated with an entity newly acquired in a business combination or an acquisition by a not-for-profit entity.

Per the above guidance, we do not include costs that may represent normal, recurring, cash operating expenses necessary for our core operations, but instead present costs within restructuring expense that relate to specific actions to exit certain activities that will not be continued, and those costs are incremental to those necessary for our core operations. Costs included within restructuring expense include employee severance and compensation benefits paid as part of workforce reductions, impairment charges (including impairments of operating lease assets) relating to campus and administrative office consolidations where the underlying assets will not be used as part of ongoing operations, and any contract costs that relate to a preexisting contractual obligation that existed prior to the commitment date of our exit decision and relate to items that will no longer be used in our ongoing operations.

As the Staff has noted, we have presented restructuring expense as an adjustment within our non-GAAP financial measures since fiscal year 2012. This is due to the various exit decisions made since that time, which resulted in us incurring exit costs that were incremental to our core operations and did not benefit future core operations.

In fiscal year 2012, we were experiencing declines in student enrollments at DeVry University and Carrington College and therefore made decisions to begin the process of exiting certain markets and align our cost structure to correspond with these declining enrollments. Given the nature of our business operations, we are unable to immediately cease offering instruction and shut down campus facilities, as we have an obligation to provide education to existing students and therefore must exercise care in when we execute workforce reductions and real estate consolidations. As a result, starting in fiscal year 2012, we strategically staggered our exit activities over subsequent fiscal years to allow for a methodical shut down of operations in the applicable markets in alignment with when students were completing their education. Therefore, we continued to incur restructuring expense relating to these exit activities through fiscal year 2017 which corresponded with further declines in enrollments at each of the institutions. In fiscal year 2017, after further deterioration in student enrollment trends at DeVry University and Carrington College, we made the decision to sell those institutions. As we worked on executing the sale of those institutions, we continued to incur exit costs relating to workforce reductions and real estate consolidations that were classified as restructuring expense during fiscal year 2017 and 2018. This continued through the completion of the sale of those institutions in fiscal year 2019.

In fiscal year 2018, we experienced significant damage to our campuses of the Ross University School of Medicine (“RUSM”) in Dominica due to Hurricane Maria and while we navigated business disruptions during that fiscal year (costs for which were not presented within restructuring since they related to core operations), in fiscal year 2019 we decided to cease RUSM operations in Dominica given the hurricane impacts and relocate RUSM operations to Barbados. As a result, we incurred exit costs relating to workforce reductions and asset impairments relating to our Dominica operations, and these costs were presented as restructuring expense.

During fiscal year 2019 and 2020, we consolidated office locations across our operations to rationalize and streamline our real estate footprint, and as a result incurred exit costs relating to office closures and impairments of the associated assets. During fiscal year 2021, these office closures were accelerated due to the COVID-19 pandemic and therefore we continued to incur additional office closure costs along with related impairment changes in that period. These exit costs were presented as restructuring expense in the relevant periods.

During fiscal year 2022, we acquired Walden University in the first quarter of fiscal year 2022, and subsequently completed the sale of our operations within the Financial Services segment during the third and fourth quarter of fiscal year 2022. As a result of those strategic transactions, we reorganized our operations across the existing businesses and therefore incurred exit costs relating to workforce reductions, and office closures along with related asset impairment charges. The resulting exit costs were presented as restructuring expense in that period.

As we have described above, we do not believe the costs presented within restructuring expense relate to normal, recurring, cash operating expenses necessary for our core operations. As such, we believe adjusting for restructuring expense within our non-GAAP financial measures provides useful supplemental information regarding the underlying business trends and performance of our ongoing core operations as seen through the eyes of management and are useful for period-over-period comparisons.  However, we acknowledge that we have had a series of exit actions over the years given all the strategic changes in our operations, and we note that for any current or future restructuring activities, we will provide additional disclosure in the MD&A non-GAAP section to clarify that these costs are not normal, recurring expenses necessary for our core operations.

The Company acknowledges that the accuracy and adequacy of the disclosures in its filing with the Commission are the responsibility of the Company. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (312) 651-1455, or our General Counsel, Douglas Beck at (630) 353-9073.

Yours truly,

/s/ Robert J. Phelan

Robert J. Phelan
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.